January 12, 2026

VIA E-MAIL AND EDGAR CORRESPONDENCE

Mr. David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Pre-IPO and Growth Fund: File Nos. 811-24096; 333-287835

Dear Mr. Manion:

On June 6, 2025, The Pre-IPO and Growth Fund (the "Registrant" or the "Fund") filed a registration statement on Form N-2 with the U.S. Securities and Exchange Commission. The Registrant subsequently filed a pre-effective amendment to the registration statement (together with the initial registration statement, the "Registration Statement"). You provided accounting comments to the Registration Statement on September 29, 2025, to which Thompson Hine LLP provided a response on October 21, 2025. On December 30, 2025, Thompson Hine LLP delivered the following supplemental materials to you and Karen Rossotto (via email) for review: (i) an updated draft of the Registration Statement; (ii) audited financial statements of the Registrant (as of September 30, 2025); (iii) unaudited stub financial statements of the Registrant (as of November 30, 2025); and (iv) an unaudited Schedule of Investments for the Predecessor Fund (as of November 30, 2025). You provided additional comments to these supplemental materials on December 31, 2025.

Below, please find a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Registration Statement.

Prospectus

1.	Comment: In the Fund Expenses – Expense Limitation section of the Prospectus Summary, and elsewhere as appropriate where the Adviser's ability to recoup fees waived and expenses reimbursed for a period of three years is discussed, please update the disclosure to reflect the amount of organizational costs waived and subject to recoupment.

Response: The Registrant has updated the disclosure throughout to reflect that, as of November 30, 2025, approximately $70,058 of organizational costs waived are subject to possible recoupment by the Adviser.

2.	Comment: Please confirm in correspondence whether any organizational costs waived prior to the Fund's effectiveness are projected to be recouped within the Fund's first year of operations. If so, please confirm such amounts are included in the "Other Expenses" line of the Fee Table within the Summary of Fund Expenses section.

Response: The Registrant confirms that the "Other Expenses" line item of 0.47% in the Fee Table reflects the amount projected to be recouped.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. David Manion

Division of Investment Management

January 12, 2026

3.	Comment: In the Expense Example within the Summary of Fund Expenses section, please update the example for class D Shares to reflect the maximum possible sales load of 4.00%.

Response: The Registrant has updated the disclosure accordingly.

Financial Statements of the Registrant, dated November 30, 2025 (Unaudited)

4.	Comment: In Note 6 to the Financial Statements (Other Agreements – Distribution and Services Agreement), disclosure indicates that, if the Fund receives appropriate exemptive relief, F Shares, D Shares, and S Shares will pay the Distributor a "Distribution and Servicing Fee" at an annualized rate of 0%, 0.85% and 0.25%, respectively, of the net assets of the Fund that are attributable to the respective Class of Shares, determined as of the end of each month. We note that the Fee Table in the Prospectus also discloses a 0.75% Distribution Fee attributable to D Shares. Please clarify in this note both the Shareholder Services Fee and Distribution Fee attributable to each share class.

Response: The Registrant notes that the "Distribution and Servicing Fee" referenced in the Notes to the Financial Statements is the aggregation of the separate Fee Table line items of "Shareholder Servicing Fees" (of which up to 0% is attributable to F Shares, up to 0.25% is attributable to D Shares, and up to 0.10% is attributable to S Shares) and "Distribution Fees" (of which up to 0% is attributable to F Shares, up to 0.75% is attributable to D Shares, and up to 0% is attributable to S Shares). The Registrant has clarified the Notes to the Financial Statements accordingly.

Schedule of Investments of ABS Global Pre-IPO LP, dated November 30, 2025 (Unaudited)

5.	Comment: It appears that most of the listed investments of ABS Global Pre-IPO LP are likely illiquid. Please ensure that the presentation of the schedule of investments complies with Article 12 of Regulation S-X, in particular Rule 12-12 thereunder, and present the fair value of investments according to FASB ASC 820. Please include considerations of Rule 12-12 and ASC 820 in your response to support the valuation presented in the Schedule of Investments. In particular, please indicate by footnotes to the schedule of investments each issue of securities that is illiquid, restricted, or whose value was determined using significant unobservable inputs. See Rule 12-12 of Regulation S-X, footnotes 8-9.

Response: The Registrant notes that the Schedule of Investments contains footnotes indicating each issue of restricted securities. The Registrant has revised the Schedule of Investments to include the footnote considerations of Rule 12-12 as discussed with the Staff, and to confirm that such disclosure is compliant with ASC 820.

If you have any questions or additional comments, please call me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng